Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-15 in this exhibit concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2017 and year ended December 31, 2017, has been derived from TOTAL’s unaudited consolidated balance sheets as of December 31, 2017 and unaudited statements of income, comprehensive income, cash flow and changes in equity and business segment information for the fourth quarter of 2017 and year ended December 31, 2017 presented on pages 16 to 30 of this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017.

A.	KEY FIGURES

4Q17	3Q17	4Q16	4Q17 vs 4Q16	in millions of dollars except earnings per share and number of shares	2017	2016	2017 vs 2016
47,351	43,044	42,275	+12%	Non-Group sales	171,493	149,743	+15%
				Adjusted net operating income from business segments(a)
1,805	1,439	1,007	+79%	• Exploration & Production	5,985	3,217	+86%
232	97	132	+76%	• Gas, Renewables & Power	485	439	+10%
886	1,020	1,131	-22%	• Refining & Chemicals	3,790	4,195	-10%
436	506	406	+7%	• Marketing & Services	1,676	1,559	+8%
657	500	409	+61%	Equity in net income (loss) of affiliates	2,015	2,214	-9%
0.37	1.06	0.20	+85%	Fully-diluted earnings per share ($)	3.34	2.51	+33%
2,536	2,505	2,433	+4%	Fully-diluted weighted-average shares (millions)	2,495	2,390	+4%
1,021	2,724	548	+86%	Net income (Group share)	8,631	6,196	+39%
5,103	3,910	5,855	-13%	Investments(b)	16,896	20,530	-18%
1,467	539	927	+58%	Divestments(c)	5,264	2,877	+83%
3,638	3,373	4,928	-26%	Net investments(d)	11,636	17,757	-34%
4,442	3,060	4,728	-6%	Organic investments(e)	14,395	17,484	-18%
107	542	651	-84%	Resource acquisitions	714	780	-8%
8,615	4,363	7,018	+23%	Cash flow from operations	22,319	16,521	+35%
2,206	(1,057)	1,913	+15%	•Includes (increase)/decrease in working capital(f)	827	(1,119)	n/a

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	Including divestments and reimbursements of non-current loans.
(d)	“Net investments” = gross investments – divestments – repayment of non-current loans – other operations with non-controlling interests.
(e)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 11 of this exhibit.
(f)	The change in working capital as determined using the replacement cost method was $2,660 million in 4Q17, $(796) million in 3Q17, $2,260 million in 4Q16, $1,184 million in 2017 and $(467) million in 2016. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”. See also “C. Group results — Cash flow”.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method,the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results

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of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 24-30 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Exploration & Production segment

Environment — liquids and gas price realizations(a)

4Q17	3Q17	4Q16	4Q17 vs 4Q16	hydrocarbon production	2017	2016	2017 vs 2016
61.3	52.1	49.3	+24%	Brent ($/b)	54.2	43.7	+24%
57.6	48.9	46.1	+25%	Average liquids price ($/b)	50.2	40.3	+25%
4.23	4.05	3.89	+9%	Average gas price ($/Mbtu)	4.08	3.56	+15%
43.3	38.2	35.6	+22%	Average hydrocarbons price ($/boe)	38.7	31.9	+21%

(a)	Consolidated subsidiaries, excluding fixed margins.

Production

4Q17	3Q17	4Q16	4Q17 vs 4Q16	hydrocarbon production	2017	2016	2017 vs 2016
2,613	2,581	2,462	+6%	Combined production (kboe/d)	2,566	2,452	+5%
1,389	1,392	1,257	+11%	• Liquids (kb/d)	1,346	1,271	+6%
6,832	6,247	6,597	+4%	• Gas (Mcf/d)	6,662	6,447	+3%

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Hydrocarbon production was 2,613 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter of 2017, an increase of close to 6% compared to 2016, due to the following:

•	+6% due to new start-ups and ramp-ups, notably Moho Nord, Kashagan, Edradour-Glenlivet, Yamal LNG and Angola LNG;
•

+3% portfolio effect, mainly due to taking over the giant Al-Shaheen oil field concession in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo and asset sales in Norway;

•	+1% related to improved security conditions in Libya and Nigeria;
•	-1% related to the PSC price effect(1) and OPEC quotas; and
•	-3% due to natural field decline and the interruption of production on Elgin-Franklin following the rupture of the Forties pipeline.

For the full-year 2017, hydrocarbon production was 2,566 kboe/d, an increase of 5% compared to 2016, due to the following:

•	+5% due to new start-ups and ramp-ups, notably Moho Nord, Kashagan, Edradour-Glenlivet and Angola LNG;
•	+2% portfolio effect, mainly due to taking over the giant Al-Shaheen oil field concession in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo and asset sales in Norway;
•	+1% related to improved security conditions in Libya and Nigeria; and
•	-3% due to natural field decline, the PSC price effect and OPEC quotas.

Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	in millions of dollars	2017	2016	2017 vs 2016
2,185	2,121	2,066	+6%	Non-Group sales	8,477	7,629	+11%
(5)	1,606	(800)	+99%	Operating income	2,792	(431)	n/a
348	521	25	x13.9	Equity in income (loss) of affiliates and other items	1,546	1,375	+12%
42.8%	42.8%	47.1%		Effective tax rate(a)	41.2%	27.7%
(537)	(745)	(53)	x10.1	Tax on net operating income	(2,233)	401	n/a
(194)	1,382	(828)	+77%	Net operating income	2,105	1,345	+57%
1,999	57	1,835	+9%	Adjustments affecting net operating income	3,880	1,872	x2.1
1,805	1,439	1,007	+79%	Adjusted net operating income(b)	5,985	3,217	+86%
419	435	429	-2%	• Including income from equity affiliates	1,542	1,363	+13%
3,490	3,228	4,833	-28%	Investments	12,802	16,085	-20%
1,334	339	818	+63%	Divestments	1,918	2,187	-12%
3,120	2,388	3,705	-16%	Organic investments	11,310	14,464	-22%
3,826	2,633	4,039	-5%	Cash flow from operations	11,459	9,010	+27%

(a)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(b)	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$1,805 million in the fourth quarter 2017, an increase of 79% compared to the fourth quarter 2016, notably due to production growth, cost reductions and an increase in oil and gas prices; and
•	$5,985 million for the full-year 2017, an increase of 86% compared to 2016, for the same reasons as above.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.
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The effective tax rate increased from 27.7% in 2016 compared to 41.2% in 2017, in line with the rise in hydrocarbon prices.

Technical costs for consolidated affiliates, calculated in accordance with ASC 932(1), continue to fall, to $19.5/boe in 2017 compared to $20.4/boe in 2016. This decrease was mainly due to the reduction in operating costs from $5.9/boe in 2016 to $5.4/boe in 2017.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the fourth quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,999 million, consisting essentially of an impairment of Gladstone LNG in Australia and assets in Congo, compared to a positive impact of $1,835 million in the fourth quarter of 2016, consisting essentially of impairments on Gladstone LNG in Australia, Angola LNG, and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years.

The segment’s cash flow from operating activities was $3,826 million in the fourth quarter of 2017, a decrease of 5% compared to $4,039 million in the fourth quarter of 2016. Operating cash flow in the fourth quarter of 2017 excluding the change in working capital at replacement cost of $(89) million ($1,144 million in the fourth quarter of 2016) was $3,915 million(2), an increase of 35% compared to $2,895 million in the fourth quarter of 2016, notably due to increases in production, hydrocarbon prices and lower operating costs. Operating cash flow for the fourth quarter of 2017 excluding the change in working capital at replacement cost and without financial charges was $4,263 million compared to $3,142 million in the fourth quarter of 2016, an increase of 36%.

For the full-year 2017, the segment’s cash flow from operating activities was $11,459 million, an increase of 27% compared to $9,010 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $(1,932) million ($(726) million in 2016) was $13,391 million compared to $9,736 million in 2016, an increase of 38% whereas oil prices only increased by 24%, notably due to production ramp-ups on major projects started up since 2016, including Kashagan and Moho Nord, the increase in hydrocarbon prices and operating cost reductions. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $14,753 million compared to $10,592 million in 2016, an increase of 27%.

(1)	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.
(2)	Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”, above.
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B.2.	Gas, Renewables & Power segment

Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	in millions of dollars	2017	2016	2017 vs 2016
4,083	2,903	3,675	+11%	Non-Group sales	12,854	10,124	+27%
(310)	21	(59)	x5.3	Operating income	(276)	(161)	-71%
51	12	(50)	n/a	Equity in income (loss) of affiliates and other items	31	71	-56%
(86)	7	(5)	x17.2	Tax on net operating income	(140)	(4)	x35.0
(345)	40	(114)	x3.0	Net operating income	(385)	(94)	x4.1
577	57	246	x2.3	Adjustments affecting net operating income	870	533	+63%
232	97	132	+76%	Adjusted net operating income(a)	485	439	+10%
306	99	(118)	n/a	Investments	797	1,221	-35%
46	―	29	+59%	Divestments	73	166	-56%
85	98	(57)	n/a	Organic investments	353	270	+31%
657	325	732	-10%	Cash flow from operations	993	538	+85%

(a)	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $232 million in the fourth quarter 2017, including in particular the delivery of the El Pelicano solar farm in Chile, compared to $132 million in the fourth quarter of 2016, an increase of 76%. In 2017, adjusted net operating income increased by 10% compared to 2016.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. In the fourth quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $577 million compared to a positive impact of $246 million in the fourth quarter of 2016.

The segment’s cash flow from operating activities was $657 million in the fourth quarter of 2017, a decrease of 10% compared to $732 million in the fourth quarter of 2016. Operating cash flow in the fourth quarter of 2017 excluding the change in working capital at replacement cost of $642 million ($629 million in the fourth quarter of 2016) was $15 million, a decrease of 85% compared to $103 million in the fourth quarter of 2016. Operating cash flow for the fourth quarter of 2017 excluding the change in working capital at replacement cost and without financial charges was $25 million compared to $124 million in the fourth quarter of 2016, a decrease of 80%.

For the full-year 2017, the segment’s cash flow from operating activities was $993 million, an increase of 85% compared to $538 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $761 million ($413 million in 2016) was $232 million, an increase of 86% compared to $125 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $294 million compared to $176 million in 2016, an increase of 67%.

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B.3.	Refining & Chemicals segment

Refinery throughput and utilization rates(a)

4Q17	3Q17	4Q16	4Q17 vs 4Q16		2017	2016	2017 vs 2016
1,842	1,877	2,010	-8%	Total refinery throughput (kb/d)	1,827	1,965	-7%
648	648	717	-10%	• France	624	669	-7%
784	802	787	―	• Rest of Europe	767	802	-4%
410	427	506	-19%	• Rest of world	436	494	-12%
91%	90%	87%		Utilization rates based on crude only(b)	88%	85%

(a)	Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	decreased by 8% in the fourth quarter of 2017 compared to the fourth quarter of 2016, mainly as a result of the ending of oil refining at La Mède and maintenance activities at the Port Arthur refinery in the United States; and
•	decreased by 7% for the full-year 2017 compared to 2016 as a result of the definitive ending of distillation capacity at La Mède (France) and Lindsey (UK) and the temporary shutdown due to Hurricane Harvey in the United States.

Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	in millions of dollars	2017	2016	2017 vs 2016
35.5	48.2	41.0	-13%	European refining margin indicator - ERMI ($/t)	40.9	34.1	+20%
20,661	18,923	19,077	+8%	Non-Group sales	75,505	65,632	+15%
1,248	1,348	1,593	-22%	Operating income	4,170	4,991	-16%
199	179	162	+23%	Equity in income (loss) of affiliates and other items	2,979	779	x3.8
(67)	(379)	(392)	-83%	Tax on net operating income	(944)	(1,244)	-24%
1,380	1,148	1,363	+1%	Net operating income	6,205	4,526	+37%
(494)	(128)	(232)	x2.1	Adjustments affecting net operating income	(2,415)	(331)	x7.3
886	1,020	1,131	-22%	Adjusted net operating income(a)	3,790	4,195	-10%
710	357	566	+25%	Investments	1,734	1,861	-7%
36	24	15	x2.4	Divestments	2,820	88	x32
684	338	548	+25%	Organic investments	1,625	1,642	-1%
3,041	662	1,746	+74%	Cash flow from operations	7,440	4,585	+62%

(a)	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

The Group’s European refining margin indicator (“ERMI”) increased to $40.9/t on average in 2017, due to elevated petroleum product demand. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

The Refining & Chemicals segment’s adjusted net operating income was:

•	$886 million in the fourth quarter of 2017, a decrease of 22% compared to 2016 due to maintenance activities at Port Arthur in the United States and the sale of Atotech; and
•	$3,790 million for the full-year 2017, a decrease of 10% compared to 2016, notably due to the impact of Hurricane Harvey, the impact of modernization work on the Antwerp platform and the sale of Atotech in early 2017 as well as lower trading results due to the evolution of the market into backwardation.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter of 2017, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $354 million compared to a negative impact of $281 million in the fourth quarter of 2016. The exclusion of special items in the fourth quarter of 2017 had a negative impact on the segment’s adjusted net operating income of $140 million compared to a positive impact of $49 million in the fourth quarter of 2016.

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The segment’s cash flow from operating activities was $3,041 million in the fourth quarter of 2017, an increase of 74% compared to $1,746 million in the fourth quarter of 2016. Operating cash flow in the fourth quarter of 2017 excluding the change in working capital at replacement cost of $1,888 million ($381 million in the fourth quarter of 2016) was $1,153 million, a decrease of 16% compared to $1,365 million in the fourth quarter of 2016. Operating cash flow for the fourth quarter of 2017 excluding the change in working capital at replacement cost and without financial charges was $1,142 million compared to $1,368 million in the fourth quarter of 2016, a decrease of 17%.

For the full-year 2017, the segment’s cash flow from operating activities was $7,440 million, an increase of 62% compared to $4,585 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $2,683 million ($(289) million in 2016) was $4,757 million, a decrease of 2% compared to $4,874 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $4,728 million compared to $4,873 million in 2016, a decrease of 3%.

B.4.	Marketing & Services segment

Petroleum product sales

4Q17	3Q17	4Q16	4Q17 vs 4Q16	sales in kb/d(a)	2017	2016	2017 vs 2016
1,821	1,807	1,808	+1%	Total Marketing & Services sales	1,779	1,793	-1%
1,046	1,072	1,123	-7%	• Europe	1,049	1,093	-4%
775	735	685	+13%	• Rest of world	730	700	+4%

(a)	Excludes trading and bulk refining sales (see page 12 of this exhibit); includes share of TotalErg.

Petroleum product sales were generally stable compared to the previous year, with a move toward Africa and Asia where the Group has strong growth. European sales were affected by the divestment of mature LPG distribution activities in Belgium and Germany.

Results

4Q17	3Q17	4Q16	4Q17 vs 4Q16	in millions of dollars	2017	2016	2017 vs 2016
20,419	19,086	17,454	+17%	Non-Group sales	74,634	66,351	+12%
511	574	398	+28%	Operating income	1,819	1,789	+2%
76	133	41	+85%	Equity in income (loss) of affiliates and other items	497	170	x2.9
(157)	(173)	(132)	+19%	Tax on net operating income	(561)	(541)	+4%
430	534	307	+40%	Net operating income	1,755	1,418	+24%
6	(28)	99	-94%	Adjustments affecting net operating income	(79)	141	n/a
436	506	406	+7%	Adjusted net operating income(a)	1,676	1,559	+8%
570	190	500	+14%	Investments	1,457	1,245	+17%
45	150	65	-31%	Divestments	413	424	-3%
533	205	460	+16%	Organic investments	1,019	1,003	+2%
992	596	340	x2.9	Cash flow from operations	2,130	1,754	+21%

(a)	Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Marketing & Services results continue to grow in a context of strong retail margins, notably in Africa. Compared to a year ago, adjusted net operating income increased by 7% to $436 million in the fourth quarter of 2017, and by 8% to $1,676 million for the full-year 2017.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the fourth quarter of 2017, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $11 million compared to a positive impact of $14 million in the fourth quarter of

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2016. The exclusion of special items in the fourth quarter of 2017 had a positive impact on the segment’s adjusted net operating income of $17 million compared to a positive impact of $85 million in the fourth quarter of 2016.

The segment’s cash flow from operating activities was $992 million in the fourth quarter of 2017, 2.9 times higher than $340 million in the fourth quarter of 2016. Operating cash flow in the fourth quarter of 2017 excluding the change in working capital at replacement cost of $371 million ($(77) million in the fourth quarter of 2016) was $621 million, an increase of 49% compared to $417 million in the fourth quarter of 2016. Operating cash flow for the fourth quarter of 2017 excluding the change in working capital at replacement cost and without financial charges was $644 million compared to $440 million in the fourth quarter of 2016, an increase of 46%.

For the full-year 2017, the segment’s cash flow from operating activities was $2,130 million, an increase of 21% compared to $1,754 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $(21) million ($(133) million in 2016) was $2,151 million, an increase of 14% compared to $1,887 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $2,242 million compared to $1,996 million in 2016, an increase of 14%.

C.	GROUP RESULTS

Net income (Group share)

Net income (Group share) was $1,021 million in the fourth quarter of 2017, an increase of 86% compared to $548 million in the fourth quarter of 2016. It was $8,631 million for the full-year 2017 compared to $6,196 million in 2016, an increase of 39%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income (Group share)(1) were:

•	-$1,851 million in the fourth quarter of 2017, including an impairment of Gladstone LNG in Australia and assets in Congo; and
•	-$1,947 million for the full-year 2017, including mainly an impairment of Fort Hills in Canada, Gladstone LNG in Australia and assets in Congo, partially offset by a gain on the sale of Atotech.

Adjusted net income was $2,872 million in the fourth quarter of 2017, an increase of 19% compared to the fourth quarter of 2016, and $10,578 million for the full-year 2017, an increase of 28% compared to $8,287 million in 2016. The increase was the result of a much higher contribution from Exploration & Production and the continued decrease in the Group’s breakeven.

The number of fully-diluted shares was 2,536 million on December 31, 2017, compared to 2,436 million on December 31, 2016.

Divestments — acquisitions

Asset sales completed were:

•	$1,119 million in the fourth quarter of 2017, comprised mainly of the sale of mature assets in Gabon, Gina Krog in Norway and part of the interest in the Fort Hills project in Canada, compared to $416 million in the fourth quarter of 2016; and
•	$4,239 million for the full-year 2017, essentially comprised of the sale of Atotech, mature assets in Gabon, Gina Krog in Norway, part of the interest in the Fort Hills project in Canada, the SPMR pipeline and LPG activities in Germany, compared to $1,864 million in 2016.

(1)	Details shown on page 13 of this exhibit.
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Acquisitions completed were:

•	$313 million in the fourth quarter of 2017, mainly comprised of the acquisitions of a 23% equity share in EREN Renewable Energy and a 12.5% equity share in the Anchor license in the United States, compared to $616 million in the fourth quarter of 2016; and
•	$1,476 million for the full-year 2017, mainly comprised of the bonus related to the license for Elk-Antelope in Papua New Guinea, a marketing and logistics network in East Africa and a 23% equity share in Tellurian, compared to $2,033 million in 2016.

In addition, in early January 2018, the Group finalized the acquisition of assets in Brazil from Petrobras for $1.95 billion as well as the sale of TotalErg in Italy for $415 million (including the B2B and LPG business).

Cash flow

The Group’s cash flow from operating activities in the fourth quarter of 2017 was $8,615 million, an increase of 23% compared to $7,018 million in the fourth quarter of 2016. The change in working capital at replacement cost in the fourth quarter of 2017, which is the (increase)/decrease in working capital of $2,206 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $454 million, was $2,660 million compared to $2,260 million in the fourth quarter of 2016. Operating cash flow excluding the change in working capital at replacement cost in the fourth quarter of 2017 was $5,955 million, an increase of 25% compared to $4,758 million in the fourth quarter of 2016. Operating cash flow for the fourth quarter of 2017 excluding the change in working capital at replacement cost and without financial charges (debt adjusted cash flow, “DACF”) was $6,233 million, an increase of 26% compared to $4,964 million in the fourth quarter of 2016. The Group’s net cash flow(1) was $2,317 million in the fourth quarter of 2017 compared to $(170) million in the fourth quarter of 2016, mainly due to the increase in operating cash flow before working capital changes and the increase in asset sales this quarter, leading to a decrease in net investments.

For the full-year 2017, the Group’s cash flow from operating activities was $22,319 million, an increase of 35% compared to $16,521 million in 2016. The change in working capital at replacement cost for the full-year 2017, which is the (increase)/decrease in working capital of $827 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $357 million, was $1,184 million compared to $(467) million in 2016. Operating cash flow excluding the change in working capital at replacement cost for the full-year 2017 was $21,135 million, an increase of 24% compared to $16,988 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges (DACF) was $22,183 million, an increase of 26% compared to $17,581 million in 2016. The Group’s net cash flow was $9,499 million for the full-year 2017 compared to $(769) million in 2016, mainly due to the nearly $4 billion increase in operating cash flow before working capital changes, the decrease in net investments related to the $3 billion decrease in organic investments and the sale of Atotech.

D.	RETURN ON EQUITY

Return on equity for the twelve months ended December 31, 2017, was 10.1%, an increase compared to last year.

in millions of dollars	01/01/2017 – 12/31/2017	10/01/2016 – 09/30/2017	01/01/2016 – 12/31/2016
Adjusted net income	10,762	10,244	8,447
Average adjusted shareholders’ equity	106,078	105,130	96,929
Return on equity (ROE)	10.1%	9.7%	8.7%

Return on average capital employed increased to 9.4% in 2017 from 7.5% in 2016.

in millions of dollars	01/01/2017 – 12/31/2017	10/01/2016 – 09/30/2017	01/01/2016 – 12/31/2016
Adjusted net income	11,958	11,298	9,274
Average capital employed	127,575	130,860	124,283
ROACE	9.4%	8.6%	7.5%

(1)	“Net cash flow” = operating cash flow before working capital changes – net investments (including other transactions with non-controlling interests).
9

E.	PROPOSED DIVIDEND

The Board of Directors met on February 7, 2018 and decided to propose to the Combined Shareholders’ Meeting, which will be held on June 1, 2018, an annual dividend of €2.48/share for 2017, a 1.2% increase compared to 2016. Given the three previous 2016 interim quarterly dividends of €0.62/share, a fourth quarter 2017 dividend of €0.62/share is therefore proposed.

The Board of Directors also decided to propose to the Combined Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2017 dividend in cash or in new shares of the company without a discount. Subject to approval at the Combined Shareholders’ Meeting, the ex-dividend date for the fourth quarter dividend will be June 11, 2018, and the payment of the dividend in cash or the delivery of the shares issued in lieu of the dividend in cash is set for June 28, 2018.

F.	SENSITIVITIES 2018(a)

	Scenario retained	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	$1.2/€	+/- $0.1 per €	-/+ $0.1 B	≈ $0 B
Brent	$50/b	+/- $10/b	+/- $2.3 B	+/- $2.8 B
European refining margin indicator (ERMI)	$35/t	+/- $10/t	+/- $0.5 B	+/- $0.6 B

(a)	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

G.	SUMMARY AND OUTLOOK

Since the end of 2017, Brent has been trading between $65-70/b, supported by strong demand (+1.6 Mb/d in 2017), the extended production cuts by OPEC and Russia and a decrease in crude oil inventories, which, nevertheless, remain higher than the past five-year average, which could contribute to continuing price volatility. The Group maintains its strategy to cut costs with the objective of achieving over $4 billion of cost savings in 2018 and production costs of $5.5/boe for the year. Organic investments are projected at around $14 billion in 2018, in line with the target of $13-15 billion.

In the Upstream, production is expected to increase by 6% in 2018, confirming the objective to grow by 5% per year on average between 2016 and 2022. As a result of this growth and the portfolio mix, the Group’s cash flow sensitivity to a $10/b change in the price of Brent increases to $2.8 billion in 2018 from $2.5 billion in 2017. The Group intends to take advantage of the favorable cost environment by continuing to launch projects in 2018. The growing demand for LNG supports the Group’s strategy to develop along the integrated gas value chain, as illustrated by the announced acquisition of Engie’s LNG portfolio.

In a context of sharply higher oil prices, rising refined product inventories, due to high global refining utilization rates, and seasonally weak winter demand, refining margins have decreased since December 2017. Despite the current weakness in refining margins, the Downstream is expected to generate $7 billion of operating cash flow once again this year. Refining & Chemicals continues to expand its high-return integrated platforms notably in the United States and in Asia–Middle East. Marketing & Services continues to pursue its growth strategy in high-potential markets.

The Group’s pre-dividend organic breakeven is continuing to fall with an objective of $25/b in 2018.

After a period of heavy investment, the Group’s cash flow generation is growing strongly, driven by an increase in production that is at the best level among the majors. The Group has taken advantage of the low part of the oil price cycle to acquire high-quality resources at attractive prices and emerge stronger with better visibility on its cash flow generation and a net-debt-to-capital ratio below 20%(1). In this context, the Board of Directors is proposing a shareholder return policy for the coming three years comprised of dividend increases and share buybacks.

(1)	Excluding IFRS16 impact (under evaluation).
10

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2016.

11

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Combined liquids and gas production by region (kboe/d)	2017	2016	2017 vs 2016
765	730	752	+2%	Europe and Central Asia	762	757	+1%
659	665	625	+5%	Africa	654	634	+3%
595	592	503	+18%	Middle East and North Africa	559	517	+8%
356	357	319	+11%	Americas	348	279	+25%
239	237	263	-9%	Asia-Pacific	244	265	-8%
2,613	2,581	2,462	+6%	Total production	2,566	2,452	+5%
656	659	561	+17%	• Including equity affiliates	639	600	+7%

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Liquids production by region (kb/d)	2017	2016	2017 vs 2016
265	257	258	+3%	Europe and Central Asia	265	249	+6%
501	517	483	+4%	Africa	502	509	-1%
457	452	365	+25%	Middle East and North Africa	419	373	+12%
137	138	121	+13%	Americas	132	109	+20%
29	29	30	-2%	Asia-Pacific	28	31	-7%
1,389	1,392	1,257	+11%	Total production	1,346	1,271	+6%
311	311	233	+34%	• Including equity affiliates	283	247	+15%

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Gas production by region (Mcf/d)	2017	2016	2017 vs 2016
2,657	2,556	2,665	—	Europe and Central Asia	2,672	2,737	-2%
980	663	710	+38%	Africa	759	621	+22%
759	778	767	-1%	Middle East and North Africa	772	795	-3%
1,225	1,228	1,108	+11%	Americas	1,212	944	+28%
1,211	1,202	1,347	-10%	Asia-Pacific	1,247	1,350	-8%
6,832	6,427	6,597	+4%	Total production	6,662	6,447	+3%
2,022	1,798	1,779	+14%	• Including equity affiliates	1,916	1,894	+1%

4Q17	3Q17	4Q16	4Q17 vs 4Q16	Liquefied natural gas	2017	2016	2017 vs 2016
2.67	2.95	2.75	-3%	LNG sales(a) (Mt)	11.23	10.99	+2%

(a)	Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

4Q17	3Q17(a)	4Q16	4Q17 vs 4Q16	Refined product sales by region (kb/d)(b)	2017	2016	2017 vs 2016
2,034	2,246	2,330	-13%	Europe	2,142	2,355	-9%
637	633	569	+12%	Africa	604	551	+10%
479	537	313	+53%	Americas	560	517	+8%
692	728	997	-31%	Rest of world	713	760	-6%
3,842	4,144	4,209	-9%	Total consolidated sales	4,019	4,183	-4%
587	583	678	-13%	• Including bulk sales	581	700	-17%
1,434	1,754	1,723	-17%	• Including trading	1,659	1,690	-2%

(a)	3Q2017 data restated.
(b)	Includes share of TotalErg.
12

ADJUSTMENT ITEMS

•	Adjustments to net income (Group share)

4Q17	3Q17	4Q16	in millions of dollars	2017	2016
(2,218)	(123)	(2,133)	Special items affecting net income (Group share)	(2,213)	(2,567)
188	—	(45)	• Gain (loss) on asset sales	2,452	267
(5)	(2)	(10)	• Restructuring charges	(66)	(32)
(2,060)	(74)	(1,886)	• Impairments	(3,884)	(2,097)
(341)	(47)	(192)	• Other	(715)	(705)
354	183	262	After-tax inventory effect: FIFO vs. replacement cost	282	479
13	(10)	12	Effect of changes in fair value	(16)	(3)
(1,851)	50	(1,859)	Total adjustments affecting net income	(1,947)	(2,091)

INVESTMENTS — DIVESTMENTS

4Q17	3Q17	4Q16	4Q17 vs 4Q16	in millions of dollars	2017	2016	2017 vs 2016
4,442	3,060	4,728	-6%	Organic investments	14,395	17,484	-18%
181	161	119	+52%	• Capitalized exploration	619	655	-5%
207	153	157	+32%	• Increase in non-current loans	961	1,121	-14%
(348)	(337)	(511)	-32%	• Repayment of non-current loans	(1,025)	(1,013)	+1%
313	513	616	-49%	Acquisitions	1,476	2,033	-27%
1,119	202	416	x2.7	Asset sales	4,239	1,864	x2.3
(2)	(2)	—	n/a	Other transactions with non-controlling interests	(4)	(104)	n/a
3,638	3,373	4,928	-26%	Net investments	11,636	17,757	-34%

NET-DEBT-TO-EQUITY RATIO

Current borrowings	12/31/2017	06/30/2017	12/31/2016
Current borrowings	11,096	11,206	13,920
Net current financial assets	(3,148)	(2,306)	(4,221)
Net financial assets classified as held for sale	0	(2)	(140)
Non-current financial debt	41,340	40,226	43,067
Hedging instruments of non-current debt	(679)	(626)	(908)
Cash and cash equivalents	(33,185)	(28,583)	(24,597)
Net debt	15,424	19,915	27,121
Shareholders’ equity – Group share	111,556	109,801	98,680
Estimated dividend payable	(1,874)	(1,826)	(1,581)
Non-controlling interests	2,481	2,799	2,894
Adjusted shareholders’ equity	112,163	110,774	99,993
Net-debt-to-equity ratio	13.8%	18.0%	27.1%
Net-debt-to-capital ratio(a)	12.1%	15.2%	21.3%

(a)	Net debt / (adjusted shareholders’ equity + net debt).
13

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Full-year 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,985	485	3,790	1,676
Capital employed at 12/30/2016(a)	107,617	4,976	11,618	5,884
Capital employed at 12/30/2017(a)	107,921	4,692	11,045	6,929
ROACE	5.6%	10.0%	33.4%	26.2%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended September 30, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,187	385	4,035	1,646
Capital employed at 09/30/2016(a)	109,210	6,058	12,034	5,704
Capital employed at 09/30/2017(a)	110,114	5,388	11,919	6,871
ROACE	4.7%	6.7%	33.7%	26.2%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2016

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,217	439	4,195	1,559
Capital employed at 12/31/2015(a)	103,791	4,340	10,454	5,875
Capital employed at 12/31/2016(a)	107,617	4,975	11,618	5,884
ROACE	3.0%	9.4%	38.0%	26.5%

(a)	At replacement cost (excluding after-tax inventory effect).
14

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price(a) ($/b)	Average gas price ($/Mbtu)(a)	ERMI(b) ($/t)(c)
Fourth quarter 2017	1.18	61.3	57.6	4.23	35.5
Third quarter 2017	1.17	52.1	48.9	4.05	48.2
Second quarter 2017	1.10	49.6	45.1	3.93	41.0
First quarter 2017	1.06	53.7	49.2	4.10	38.9
Fourth quarter 2016	1.08	49.3	46.1	3.89	41.0

(a)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.
(b)	The European refining margin indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(c)	$1/t = $0.136/b.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

15

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	4th quarter 2017	3rd quarter 2017	4th quarter 2016
Sales	47,351	43,044	42,275
Excise taxes	(5,909)	(5,962)	(5,408)
Revenues from sales	41,442	37,082	36,867
Purchases, net of inventory variation	(27,659)	(24,367)	(23,967)
Other operating expenses	(6,586)	(6,108)	(6,791)
Exploration costs	(287)	(181)	(260)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,691)	(3,035)	(4,939)
Other income	512	404	337
Other expense	(570)	(67)	(473)
Financial interest on debt	(352)	(368)	(299)
Financial income and expense from cash & cash equivalents	(45)	(45)	(2)
Cost of net debt	(397)	(413)	(301)
Other financial income	240	204	203
Other financial expense	(159)	(164)	(161)
Net income (loss) from equity affiliates	657	500	409
Income taxes	(772)	(1,092)	(437)
Consolidated net income	730	2,763	487
Group share	1,021	2,724	548
Non-controlling interests	(291)	39	(61)
Earnings per share ($)	0.37	1.06	0.20
Fully-diluted earnings per share ($)	0.37	1.06	0.20
(a)	Except for per share amounts.
16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	4th quarter 2017	3rd quarter 2017	4th quarter 2016
Consolidated net income	730	2,763	487
Other comprehensive income
Actuarial gains and losses	794	(129)	205
Tax effect	(373)	36	(64)
Currency translation adjustment generated by the parent company	1,432	2,420	(3,515)
Items not potentially reclassifiable to profit and loss	1,853	2,327	(3,374)
Currency translation adjustment	(585)	(575)	619
Available for sale financial assets	3	4	3
Cash flow hedge	174	116	94
Share of other comprehensive income of equity affiliates, net amount	(5)	(209)	458
Other	—	—	1
Tax effect	(49)	(42)	(32)
Items potentially reclassifiable to profit and loss	(462)	(706)	1,143
Total other comprehensive income (net amount)	1,391	1,621	(2,231)
Comprehensive income	2,121	4,384	(1,744)
Group share	2,385	4,346	(1,676)
Non-controlling interests	(264)	38	(68)
17

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M$) (a)	Year 2017 (unaudited)	Year 2016
Sales	171,493	149,743
Excise taxes	(22,394)	(21,818)
Revenues from sales	149,099	127,925
Purchases, net of inventory variation	(99,411)	(83,377)
Other operating expenses	(24,966)	(24,302)
Exploration costs	(864)	(1,264)
Depreciation, depletion and impairment of tangible assets and mineral interests	(16,103)	(13,523)
Other income	3,811	1,299
Other expense	(1,034)	(1,027)
Financial interest on debt	(1,396)	(1,108)
Financial income and expense from cash & cash equivalents	(138)	4
Cost of net debt	(1,534)	(1,104)
Other financial income	957	971
Other financial expense	(642)	(636)
Net income (loss) from equity affiliates	2,015	2,214
Income taxes	(3,029)	(970)
Consolidated net income	8,299	6,206
Group share	8,631	6,196
Non-controlling interests	(332)	10
Earnings per share ($)	3.36	2.52
Fully-diluted earnings per share ($)	3.34	2.51
(a)	Except for per share amounts.
18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M$)	Year 2017 (unaudited)	Year 2016
Consolidated net income	8,299	6,206
Other comprehensive income
Actuarial gains and losses	823	(371)
Tax effect	(390)	55
Currency translation adjustment generated by the parent company	9,316	(1,548)
Items not potentially reclassifiable to profit and loss	9,749	(1,864)
Currency translation adjustment	(2,578)	(1,098)
Available for sale financial assets	7	4
Cash flow hedge	324	239
Share of other comprehensive income of equity affiliates, net amount	(677)	935
Other	—	1
Tax effect	(100)	(76)
Items potentially reclassifiable to profit and loss	(3,024)	5
Total other comprehensive income (net amount)	6,725	(1,859)
Comprehensive income	15,024	4,347
Group share	15,312	4,336
Non-controlling interests	(288)	11
19

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	December 31, 2017 (unaudited)	September 30, 2017 (unaudited)	December 31, 2016
ASSETS
Non-current assets
Intangible assets, net	14,587	14,891	15,362
Property, plant and equipment, net	109,397	113,491	111,971
Equity affiliates : investments and loans	22,103	22,130	20,576
Other investments	1,727	1,124	1,133
Non-current financial assets	679	626	908
Deferred income taxes	5,206	5,345	4,368
Other non-current assets	3,984	4,291	4,143
Total non-current assets	157,683	161,898	158,461
Current assets
Inventories, net	16,520	14,769	15,247
Accounts receivable, net	14,893	13,738	12,213
Other current assets	14,210	13,944	14,835
Current financial assets	3,393	2,579	4,548
Cash and cash equivalents	33,185	28,583	24,597
Assets classified as held for sale	2,747	997	1,077
Total current assets	84,948	74,610	72,517
Total assets	242,631	236,508	230,978
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	7,882	7,806	7,604
Paid-in surplus and retained earnings	112,040	111,128	105,547
Currency translation adjustment	(7,908)	(8,675)	(13,871)
Treasury shares	(458)	(458)	(600)
Total shareholders’ equity - Group share	111,556	109,801	98,680
Non-controlling interests	2,481	2,799	2,894
Total shareholders’ equity	114,037	112,600	101,574
Non-current liabilities
Deferred income taxes	10,828	11,326	11,060
Employee benefits	3,735	4,384	3,746
Provisions and other non-current liabilities	15,986	17,140	16,846
Non-current financial debt	41,340	40,226	43,067
Total non-current liabilities	71,889	73,076	74,719
Current liabilities
Accounts payable	26,479	21,092	23,227
Other creditors and accrued liabilities	17,779	17,740	16,720
Current borrowings	11,096	11,206	13,920
Other current financial liabilities	245	273	327
Liabilities directly associated with the assets classified as held for sale	1,106	521	491
Total current liabilities	56,705	50,832	54,685
Total liabilities & shareholders’ equity	242,631	236,508	230,978
20

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	4th quarter 2017	3rd quarter 2017	4th quarter 2016
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	730	2,763	487
Depreciation, depletion, amortization and impairment	5,857	3,164	5,030
Non-current liabilities, valuation allowances and deferred taxes	(44)	(93)	(275)
(Gains) losses on disposals of assets	(71)	(144)	58
Undistributed affiliates’ equity earnings	(54)	(110)	65
(Increase) decrease in working capital	2,206	(1,057)	1,913
Other changes, net	(9)	(160)	(260)
Cash flow from operating activities	8,615	4,363	7,018
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,662)	(3,104)	(5,742)
Acquisitions of subsidiaries, net of cash acquired	(3)	(472)	118
Investments in equity affiliates and other securities	(231)	(181)	(74)
Increase in non-current loans	(207)	(153)	(157)
Total expenditures	(5,103)	(3,910)	(5,855)
Proceeds from disposals of intangible assets and property, plant and equipment	901	55	413
Proceeds from disposals of subsidiaries, net of cash sold	213	—	—
Proceeds from disposals of non-current investments	5	147	3
Repayment of non-current loans	348	337	511
Total divestments	1,467	539	927
Cash flow used in investing activities	(3,636)	(3,371)	(4,928)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	33	65	60
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(643)	—	(534)
- Non-controlling interests	(54)	(11)	(16)
Issuance of perpetual subordinated notes	—	—	2,761
Payments on perpetual subordinated notes	(57)	—	—
Other transactions with non-controlling interests	(2)	(2)	—
Net issuance (repayment) of non-current debt	1,531	400	(105)
Increase (decrease) in current borrowings	(878)	(3,717)	(335)
Increase (decrease) in current financial assets and liabilities	(916)	1,182	(3,006)
Cash flow used in financing activities	(986)	(2,083)	(1,175)
Net increase (decrease) in cash and cash equivalents	3,993	(1,091)	915
Effect of exchange rates	609	954	(1,119)
Cash and cash equivalents at the beginning of the period	28,583	28,720	24,801
Cash and cash equivalents at the end of the period	33,185	28,583	24,597
21

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M$)	Year 2017 (unaudited)	Year 2016
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	8,299	6,206
Depreciation, depletion, amortization and impairment	16,611	14,423
Non-current liabilities, valuation allowances and deferred taxes	(384)	(1,559)
(Gains) losses on disposals of assets	(2,598)	(263)
Undistributed affiliates’ equity earnings	42	(643)
(Increase) decrease in working capital	827	(1,119)
Other changes, net	(478)	(524)
Cash flow from operating activities	22,319	16,521
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(13,767)	(18,106)
Acquisitions of subsidiaries, net of cash acquired	(800)	(1,123)
Investments in equity affiliates and other securities	(1,368)	(180)
Increase in non-current loans	(961)	(1,121)
Total expenditures	(16,896)	(20,530)
Proceeds from disposals of intangible assets and property, plant and equipment	1,036	1,462
Proceeds from disposals of subsidiaries, net of cash sold	2,909	270
Proceeds from disposals of non-current investments	294	132
Repayment of non-current loans	1,025	1,013
Total divestments	5,264	2,877
Cash flow used in investing activities	(11,632)	(17,653)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	519	100
- Treasury shares	—	—
Dividends paid:
- Parent company shareholders	(2,643)	(2,661)
- Non-controlling interests	(141)	(93)
Issuance of perpetual subordinated notes	—	4,711
Payments on perpetual subordinated notes	(276)	(133)
Other transactions with non-controlling interests	(4)	(104)
Net issuance (repayment) of non-current debt	2,277	3,576
Increase (decrease) in current borrowings	(7,175)	(3,260)
Increase (decrease) in current financial assets and liabilities	1,903	1,396
Cash flow used in financing activities	(5,540)	3,532
Net increase (decrease) in cash and cash equivalents	5,147	2,400
Effect of exchange rates	3,441	(1,072)
Cash and cash equivalents at the beginning of the period	24,597	23,269
Cash and cash equivalents at the end of the period	33,185	24,597
22

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(2017 unaudited)

	Common shares issued		Paid-in		Treasury shares
(M$)	Number	Amount	surplus and retained earnings	Currency translation adjustment	Number	Amount	Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
As of January 1, 2016	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409
Net income 2016	—	—	6,196	—	—	—	6,196	10	6,206
Other comprehensive Income	—	—	(108)	(1,752)	—	—	(1,860)	1	(1,859)
Comprehensive Income	—	—	6,088	(1,752)	—	—	4,336	11	4,347
Dividend	—	—	(6,512)	—	—	—	(6,512)	(93)	(6,605)
Issuance of common shares	90,639,247	251	3,553	—	—	—	3,804	—	3,804
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(163)	—	3,048,668	163	—	—	—
Share-based payments	—	—	112	—	—	—	112	—	112
Share cancellation	(100,331,268)	(317)	(3,505)	—	100,331,268	3,822	—	—	—
Issuance of perpetual subordinated notes	—	—	4,711	—	—	—	4,711	—	4,711
Payments on perpetual subordinated notes	—	—	(203)	—	—	—	(203)	—	(203)
Other operations with non-controlling interests	—	—	(98)	—	—	—	(98)	(43)	(141)
Other items	—	—	36	—	—	—	36	104	140
As of December 31, 2016	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income 2017	—	—	8,631	—	—	—	8,631	(332)	8,299
Other comprehensive Income	—	—	718	5,963	—	—	6,681	44	6,725
Comprehensive Income	—	—	9,349	5,963	—	—	15,312	(288)	15,024
Dividend	—	—	(6,992)	—	—	—	(6,992)	(141)	(7,133)
Issuance of common shares	98,623,754	278	4,431	—	—	—	4,709	—	4,709
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(142)	—	2,211,066	142	—	—	—
Share-based payments	—	—	151	—	—	—	151	—	151
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(302)	—	—	—	(302)	—	(302)
Other operations with non-controlling interests	—	—	(8)	—	—	—	(8)	4	(4)
Other items	—	—	6	—	—	—	6	12	18
As of December 31, 2017	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037

(1)	Treasury shares related to the restricted stock grants.
23

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,185	4,083	20,661	20,419	3	—	47,351
Intersegment sales	6,506	311	7,890	207	90	(15,004)	—
Excise taxes	—	—	(828)	(5,081)	—	—	(5,909)
Revenues from sales	8,691	4,394	27,723	15,545	93	(15,004)	41,442
Operating expenses	(3,806)	(4,385)	(26,191)	(14,849)	(305)	15,004	(34,532)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,890)	(319)	(284)	(185)	(13)	—	(5,691)
Operating income	(5)	(310)	1,248	511	(225)	—	1,219
Net income (loss) from equity affiliates and other items	348	51	199	76	6	—	680
Tax on net operating income	(537)	(86)	(67)	(157)	55	—	(792)
Net operating income	(194)	(345)	1,380	430	(164)	—	1,107
Net cost of net debt							(377)
Non-controlling interests							291
Net income - group share							1,021

4th quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	21	—	—	—	—	21
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	21	—	—	—	—	21
Operating expenses	—	(243)	355	33	—	—	145
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,382)	(266)	(3)	(10)	—	—	(2,661)
Operating income (b)	(2,382)	(488)	352	23	—	—	(2,495)
Net income (loss) from equity affiliates and other items	(112)	(22)	9	(19)	—	—	(144)
Tax on net operating income	495	(67)	133	(10)	(136)	—	415
Net operating income (b)	(1,999)	(577)	494	(6)	(136)	—	(2,224)
Net cost of net debt							(8)
Non-controlling interests							381
Net income - group share							(1,851)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	423	31	—
On net operating income	—	—	354	11	—

4th quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,185	4,062	20,661	20,419	3	—	47,330
Intersegment sales	6,506	311	7,890	207	90	(15,004)	—
Excise taxes	—	—	(828)	(5,081)	—	—	(5,909)
Revenues from sales	8,691	4,373	27,723	15,545	93	(15,004)	41,421
Operating expenses	(3,806)	(4,142)	(26,546)	(14,882)	(305)	15,004	(34,677)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,508)	(53)	(281)	(175)	(13)	—	(3,030)
Adjusted operating income	2,377	178	896	488	(225)	—	3,714
Net income (loss) from equity affiliates and other items	460	73	190	95	6	—	824
Tax on net operating income	(1,032)	(19)	(200)	(147)	191	—	(1,207)
Adjusted net operating income	1,805	232	886	436	(28)	—	3,331
Net cost of net debt							(369)
Non-controlling interests							(90)
Adjusted net income - group share							2,872

4th quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,490	306	710	570	27	—	5,103
Total divestments	1,334	46	36	45	6	—	1,467
Cash flow from operating activities	3,826	657	3,041	992	99	—	8,615
24

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,121	2,903	18,923	19,086	11	—	43,044
Intersegment sales	5,665	286	6,592	207	89	(12,839)	—
Excise taxes	—	—	(799)	(5,163)	—	—	(5,962)
Revenues from sales	7,786	3,189	24,716	14,130	100	(12,839)	37,082
Operating expenses	(3,632)	(3,117)	(23,110)	(13,386)	(250)	12,839	(30,656)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,548)	(51)	(258)	(170)	(8)	—	(3,035)
Operating income	1,606	21	1,348	574	(158)	—	3,391
Net income (loss) from equity affiliates and other items	521	12	179	133	32	—	877
Tax on net operating income	(745)	7	(379)	(173)	100	—	(1,190)
Net operating income	1,382	40	1,148	534	(26)	—	3,078
Net cost of net debt							(315)
Non-controlling interests							(39)
Net income - group share							2,724

3rd quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(14)	—	—	—	—	(14)
Operating expenses	(2)	(32)	166	51	—	—	183
Depreciation, depletion and impairment of tangible assets and mineral interests	(57)	—	—	—	—	—	(57)
Operating income (b)	(59)	(46)	166	51	—	—	112
Net income (loss) from equity affiliates and other items	(2)	(15)	12	(5)	—	—	(10)
Tax on net operating income	4	4	(50)	(18)	—	—	(60)
Net operating income (b)	(57)	(57)	128	28	—	—	42
Net cost of net debt							(7)
Non-controlling interests							15
Net income - group share							50

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	210	51	—
On net operating income	—	—	156	36	—

3rd quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,121	2,917	18,923	19,086	11	—	43,058
Intersegment sales	5,665	286	6,592	207	89	(12,839)	—
Excise taxes	—	—	(799)	(5,163)	—	—	(5,962)
Revenues from sales	7,786	3,203	24,716	14,130	100	(12,839)	37,096
Operating expenses	(3,630)	(3,085)	(23,276)	(13,437)	(250)	12,839	(30,839)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,491)	(51)	(258)	(170)	(8)	—	(2,978)
Adjusted operating income	1,665	67	1,182	523	(158)	—	3,279
Net income (loss) from equity affiliates and other items	523	27	167	138	32	—	887
Tax on net operating income	(749)	3	(329)	(155)	100	—	(1,130)
Adjusted net operating income	1,439	97	1,020	506	(26)	—	3,036
Net cost of net debt							(308)
Non-controlling interests							(54)
Adjusted net income - group share							2,674

3rd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,228	99	357	190	36	—	3,910
Total divestments	339	—	24	150	26	—	539
Cash flow from operating activities	2,633	325	662	596	147	—	4,363
25

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,066	3,675	19,077	17,454	3	—	42,275
Intersegment sales	5,187	306	6,707	257	82	(12,539)	—
Excise taxes	—	—	(784)	(4,624)	—	—	(5,408)
Revenues from sales	7,253	3,981	25,000	13,087	85	(12,539)	36,867
Operating expenses	(3,724)	(3,847)	(23,155)	(12,535)	(296)	12,539	(31,018)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,329)	(193)	(252)	(154)	(11)	—	(4,939)
Operating income	(800)	(59)	1,593	398	(222)	—	910
Net income (loss) from equity affiliates and other items	25	(50)	162	41	137	—	315
Tax on net operating income	(53)	(5)	(392)	(132)	77	—	(505)
Net operating income	(828)	(114)	1,363	307	(8)	—	720
Net cost of net debt							(233)
Non-controlling interests							61
Net income - group share							548

4th quarter 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	17	—	—	—	—	17
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	17	—	—	—	—	17
Operating expenses	—	(64)	379	(116)	—	—	199
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,889)	(139)	—	(1)	—	—	(2,029)
Operating income (b)	(1,889)	(186)	379	(117)	—	—	(1,813)
Net income (loss) from equity affiliates and other items	(406)	(59)	(32)	(20)	(4)	—	(521)
Tax on net operating income	460	(1)	(115)	38	1	—	383
Net operating income (b)	(1,835)	(246)	232	(99)	(3)	—	(1,951)
Net cost of net debt							(6)
Non-controlling interests							98
Net income - group share							(1,859)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	380	(33)	—
On net operating income	—	—	281	(14)	—

4th quarter 2016 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,066	3,658	19,077	17,454	3	—	42,258
Intersegment sales	5,187	306	6,707	257	82	(12,539)	—
Excise taxes	—	—	(784)	(4,624)	—	—	(5,408)
Revenues from sales	7,253	3,964	25,000	13,087	85	(12,539)	36,850
Operating expenses	(3,724)	(3,783)	(23,534)	(12,419)	(296)	12,539	(31,217)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,440)	(54)	(252)	(153)	(11)	—	(2,910)
Adjusted operating income	1,089	127	1,214	515	(222)	—	2,723
Net income (loss) from equity affiliates and other items	431	9	194	61	141	—	836
Tax on net operating income	(513)	(4)	(277)	(170)	76	—	(888)
Adjusted net operating income	1,007	132	1,131	406	(5)	—	2,671
Net cost of net debt							(227)
Non-controlling interests							(37)
Adjusted net income - group share							2,407

4th quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,833	(118)	566	500	74	—	5,855
Total divestments	818	29	15	65	—	—	927
Cash flow from operating activities	4,039	732	1,746	340	161	—	7,018
26

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	8,477	12,854	75,505	74,634	23	—	171,493
Intersegment sales	22,837	1,180	26,844	857	374	(52,092)	—
Excise taxes	—	—	(3,008)	(19,386)	—	—	(22,394)
Revenues from sales	31,314	14,034	99,341	56,105	397	(52,092)	149,099
Operating expenses	(14,672)	(13,828)	(94,097)	(53,629)	(1,107)	52,092	(125,241)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,850)	(482)	(1,074)	(657)	(40)	—	(16,103)
Operating income	2,792	(276)	4,170	1,819	(750)	—	7,755
Net income (loss) from equity affiliates and other items	1,546	31	2,979	497	54	—	5,107
Tax on net operating income	(2,233)	(140)	(944)	(561)	540	—	(3,338)
Net operating income	2,105	(385)	6,205	1,755	(156)	—	9,524
Net cost of net debt							(1,225)
Non-controlling interests							332
Net income - group share							8,631

Year 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(20)	—	—	—	—	(20)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(20)	—	—	—	—	(20)
Operating expenses	(119)	(389)	167	(11)	(64)	—	(416)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,308)	(291)	(53)	(10)	—	—	(4,662)
Operating income (b)	(4,427)	(700)	114	(21)	(64)	—	(5,098)
Net income (loss) from equity affiliates and other items	(328)	(116)	2,177	102	—	—	1,835
Tax on net operating income	875	(54)	124	(2)	(114)	—	829
Net operating income (b)	(3,880)	(870)	2,415	79	(178)	—	(2,434)
Net cost of net debt	—	—	—	—	—	—	(29)
Non-controlling interests	—	—	—	—	—	—	516
Net income - group share	—	—	—	—	—	—	(1,947)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	344	13	—
On net operating income	—	—	298	(3)	—

Year 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	8,477	12,874	75,505	74,634	23	—	171,513
Intersegment sales	22,837	1,180	26,844	857	374	(52,092)	—
Excise taxes	—	—	(3,008)	(19,386)	—	—	(22,394)
Revenues from sales	31,314	14,054	99,341	56,105	397	(52,092)	149,119
Operating expenses	(14,553)	(13,439)	(94,264)	(53,618)	(1,043)	52,092	(124,825)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,542)	(191)	(1,021)	(647)	(40)	—	(11,441)
Adjusted operating income	7,219	424	4,056	1,840	(686)	—	12,853
Net income (loss) from equity affiliates and other items	1,874	147	802	395	54	—	3,272
Tax on net operating income	(3,108)	(86)	(1,068)	(559)	654	—	(4,167)
Adjusted net operating income	5,985	485	3,790	1,676	22	—	11,958
Net cost of net debt							(1,196)
Non-controlling interests							(184)
Adjusted net income - group share							10,578

Year 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	12,802	797	1,734	1,457	106	—	16,896
Total divestments	1,918	73	2,820	413	40	—	5,264
Cash flow from operating activities	11,459	993	7,440	2,130	297	—	22,319
27

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,629	10,124	65,632	66,351	7	—	149,743
Intersegment sales	17,759	1,009	21,467	744	307	(41,286)	—
Excise taxes	—	—	(3,544)	(18,274)	—	—	(21,818)
Revenues from sales	25,388	11,133	83,555	48,821	314	(41,286)	127,925
Operating expenses	(14,236)	(10,993)	(77,562)	(46,432)	(1,006)	41,286	(108,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,583)	(301)	(1,002)	(600)	(37)	—	(13,523)
Operating income	(431)	(161)	4,991	1,789	(729)	—	5,459
Net income (loss) from equity affiliates and other items	1,375	71	779	170	426	—	2,821
Tax on net operating income	401	(4)	(1,244)	(541)	164	—	(1,224)
Net operating income	1,345	(94)	4,526	1,418	(139)	—	7,056
Net cost of net debt							(850)
Non-controlling interests							(10)
Net income - group share							6,196

Year 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(231)	—	—	—	—	(231)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(231)	—	—	—	—	(231)
Operating expenses	(691)	(79)	625	(136)	—	—	(281)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,089)	(139)	—	(1)	—	—	(2,229)
Operating income (b)	(2,780)	(449)	625	(137)	—	—	(2,741)
Net income (loss) from equity affiliates and other items	(200)	(135)	(93)	(40)	(4)	—	(472)
Tax on net operating income	1,108	51	(201)	36	1	—	995
Net operating income (b)	(1,872)	(533)	331	(141)	(3)	—	(2,218)
Net cost of net debt							(23)
Non-controlling interests							150
Net income - group share							(2,091)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	695	(43)	—
On net operating income	—	—	500	(13)	—

Year 2016 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,629	10,355	65,632	66,351	7	—	149,974
Intersegment sales	17,759	1,009	21,467	744	307	(41,286)	—
Excise taxes	—	—	(3,544)	(18,274)	—	—	(21,818)
Revenues from sales	25,388	11,364	83,555	48,821	314	(41,286)	128,156
Operating expenses	(13,545)	(10,914)	(78,187)	(46,296)	(1,006)	41,286	(108,662)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,494)	(162)	(1,002)	(599)	(37)	—	(11,294)
Adjusted operating income	2,349	288	4,366	1,926	(729)	—	8,200
Net income (loss) from equity affiliates and other items	1,575	206	872	210	430	—	3,293
Tax on net operating income	(707)	(55)	(1,043)	(577)	163	—	(2,219)
Adjusted net operating income	3,217	439	4,195	1,559	(136)	—	9,274
Net cost of net debt							(827)
Non-controlling interests							(160)
Adjusted net income - group share							8,287

Year 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	16,085	1,221	1,861	1,245	118	—	20,530
Total divestments	2,187	166	88	424	12	—	2,877
Cash flow from operating activities	9,010	538	4,585	1,754	634	—	16,521
28

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	47,330	21	47,351
Excise taxes	(5,909)	—	(5,909)
Revenues from sales	41,421	21	41,442
Purchases, net of inventory variation	(28,020)	361	(27,659)
Other operating expenses	(6,370)	(216)	(6,586)
Exploration costs	(287)	—	(287)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,030)	(2,661)	(5,691)
Other income	220	292	512
Other expense	(208)	(362)	(570)
Financial interest on debt	(344)	(8)	(352)
Financial income and expense from cash & cash equivalents	(45)	—	(45)
Cost of net debt	(389)	(8)	(397)
Other financial income	240	—	240
Other financial expense	(159)	—	(159)
Net income (loss) from equity affiliates	731	(74)	657
Income taxes	(1,187)	415	(772)
Consolidated net income	2,962	(2,232)	730
Group share	2,872	(1,851)	1,021
Non-controlling interests	90	(381)	(291)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	42,258	17	42,275
Excise taxes	(5,408)	—	(5,408)
Revenues from sales	36,850	17	36,867
Purchases, net of inventory variation	(24,253)	286	(23,967)
Other operating expenses	(6,704)	(87)	(6,791)
Exploration costs	(260)	—	(260)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,910)	(2,029)	(4,939)
Other income	337	—	337
Other expense	(263)	(210)	(473)
Financial interest on debt	(293)	(6)	(299)
Financial income and expense from cash & cash equivalents	(2)	—	(2)
Cost of net debt	(295)	(6)	(301)
Other financial income	203	—	203
Other financial expense	(161)	—	(161)
Net income (loss) from equity affiliates	720	(311)	409
Income taxes	(820)	383	(437)
Consolidated net income	2,444	(1,957)	487
Group share	2,407	(1,859)	548
Non-controlling interests	37	(98)	(61)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
29

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2017 (M$) (unaudited)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	171,513	(20)	171,493
Excise taxes	(22,394)	—	(22,394)
Revenues from sales	149,119	(20)	149,099
Purchases, net of inventory variation	(99,534)	123	(99,411)
Other operating expenses	(24,427)	(539)	(24,966)
Exploration costs	(864)	—	(864)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,441)	(4,662)	(16,103)
Other income	772	3,039	3,811
Other expense	(389)	(645)	(1,034)
Financial interest on debt	(1,367)	(29)	(1,396)
Financial income and expense from cash & cash equivalents	(138)	—	(138)
Cost of net debt	(1,505)	(29)	(1,534)
Other financial income	957	—	957
Other financial expense	(642)	—	(642)
Net income (loss) from equity affiliates	2,574	(559)	2,015
Income taxes	(3,858)	829	(3,029)
Consolidated net income	10,762	(2,463)	8,299
Group share	10,578	(1,947)	8,631
Non-controlling interests	184	(516)	(332)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	149,974	(231)	149,743
Excise taxes	(21,818)	—	(21,818)
Revenues from sales	128,156	(231)	127,925
Purchases, net of inventory variation	(83,916)	539	(83,377)
Other operating expenses	(23,832)	(470)	(24,302)
Exploration costs	(914)	(350)	(1,264)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,294)	(2,229)	(13,523)
Other income	964	335	1,299
Other expense	(537)	(490)	(1,027)
Financial interest on debt	(1,085)	(23)	(1,108)
Financial income and expense from cash & cash equivalents	4	—	4
Cost of net debt	(1,081)	(23)	(1,104)
Other financial income	971	—	971
Other financial expense	(636)	—	(636)
Net income (loss) from equity affiliates	2,531	(317)	2,214
Income taxes	(1,965)	995	(970)
Consolidated net income	8,447	(2,241)	6,206
Group share	8,287	(2,091)	6,196
Non-controlling interests	160	(150)	10

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
30